UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

IRONWOOD MULTI-STRATEGY FUND LLC
(Name of Subject Company (Issuer))

IRONWOOD MULTI-STRATEGY FUND LLC
(Name of Filing Person(s) (Issuer))

Units of Limited Liability Company Interest
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Jonathan Gans
Chief Executive Officer and President
c/o Ironwood Capital Management
One Market Plaza, Steuart Tower, Suite 2500
San Francisco, California 94105
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

Copy to:

Nathan J. Greene	Alison J. Sanger
Sidley Austin LLP	Chief Operating Officer
787 Seventh Avenue	Ironwood Capital Management
New York, New York 10019	One Market Plaza, Steuart Tower, Suite 2500
San Francisco, California 94105

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

ITEM 1.	SUMMARY TERM SHEET.

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Ironwood Multi-Strategy Fund LLC is a Delaware limited liability company that is registered under the Investment Company Act of 1940 (the “1940 Act”) as a closed-end, non-diversified, management investment company (the “Feeder Fund”).  The Feeder Fund invests substantially all of its assets in limited liability company units issued by Ironwood Institutional Multi-Strategy Fund, LLC (the “Master Fund”), which is also a Delaware limited liability company that is registered under the 1940 Act as a closed-end, non-diversified, management investment company.  The Feeder Fund is offering to repurchase a portion of its Units (the “Offer”) from the members of the Feeder Fund (the “Members”).  As described below, the Offer is limited by reference to the Master Fund’s corresponding repurchase offer also dated August 26, 2026 (the “Master Fund Offer”). As used in this Offer to Purchase, the term “Units” refers to units of limited liability company interest of the Feeder Fund, and “Master Fund Units” refers to units of limited liability company interest of the Master Fund.

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The Offer is on the terms and conditions set out in this Schedule TO (this “Schedule TO”) and the related Letter of Transmittal as of December 31, 2026 (the “Repurchase Date”).  As used in this Schedule TO, the term “Units” refers to units of limited liability company interest of the Feeder Fund, and “Master Fund Units” refers to units of limited liability company interest of the Master Fund.

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In determining the number of Units that can be repurchased, the structure of this Offer generally is intended to treat Members as if they were direct members of the Master Fund and subject to the Master Fund Offer.  The Master Fund Offer is for an amount up to approximately 20% of the Master Fund Units outstanding as of the Repurchase Date. The 20% threshold is determined as of the Offer Acceptance Deadline (defined below) based on the last available unaudited net asset value per Master Fund Unit (that is, the value of the assets minus liabilities, divided by the number of Master Fund Units outstanding) calculated prior to such date.  Because this Offer is limited as to the number of Units eligible to participate, not all Units tendered may be accepted for purchase by the Feeder Fund.

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As of July 31, 2026, the Feeder Fund held approximately 50.9% of the Master Fund Units, which means that if no other Master Fund members tender their Master Fund Units in the Master Fund Offer (and assuming hypothetically that the portion of the Master Fund Units held by the Feeder Fund remains constant through to December 31, 2026), the Feeder Fund would be able to repurchase under this Offer approximately 39.4% of its Units outstanding.  Conversely, if Master Fund members, including the Feeder Fund, tender their Master Fund Units to the maximum extent permitted under the Master Fund Offer, the Feeder Fund would be able to repurchase approximately 20% of its Units outstanding.  The actual percentage of Units available for repurchase under this Offer will vary but is expected generally to be within this range.

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The price to be paid for Units repurchased will be the net asset value per Unit calculated as of the Repurchase Date, less any Early Repurchase Fee (as defined below) due to the Feeder Fund in connection with the repurchase. The Fund also reserves the right to adjust the Repurchase Date to correspond with any extension of the Offer.

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Members that desire to tender Units for repurchase must do so by 11:59 p.m., Eastern Daylight Time on September 25, 2026 (the “Offer Acceptance Deadline”).  Responses to the repurchase notice (each, an “Offer Acceptance”) received by the Feeder Fund or its designated agent after the Offer Acceptance Deadline will be void. All determinations as to the receipt of notices from Members relating to the tender of Units including, without limitation, determinations whether to excuse or waive certain variations from relevant procedural requirements, will be in the sole discretion of the Feeder Fund or its designated agent, and any such determination will be final.

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A Member may tender all of its Units or a portion of its Units; however, a Member who tenders some, but not all, of the Member’s Units for repurchase as of the Repurchase Date will be required to maintain a minimum aggregate net asset value of Units generally equal to $25,000. The Feeder Fund reserves the right to reduce the amount to be repurchased from a Member as of the Repurchase Date so that the required minimum aggregate net asset value of Units is maintained.

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The Feeder Fund may suspend or postpone this Feeder Fund Offer in limited circumstances and only by a vote of a majority of the Board of Directors of the Feeder Fund (the “Board”), including a majority of the independent directors of the Board (each, an “Independent Director”). These circumstances may include the following:  (i) a period during which an emergency exists as a result of which it is not reasonably practicable for the Master Fund to liquidate securities it owns or to determine the value of the Master Fund’s or Feeder Fund’s net assets; (ii) for any other periods that the SEC permits by order; or (iii) other unusual circumstances as the Board determines, in compliance with applicable laws, it is in the best interest of the Feeder Fund, the Master Fund, the Members or the members of the Master Fund to suspend or postpone the Offer.

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A Member who tenders for repurchase the Member’s Units as of the Repurchase Date will be subject to a fee of 5% of the value of the Units repurchased by the Feeder Fund, payable to the Feeder Fund (an “Early Repurchase Fee”) if the Units have been held by the Member for less than one year as of the Repurchase Date.

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Members who tender for repurchase less than 95% of their Units and which Units are repurchased by the Feeder Fund will receive the specified dollar amount equal to the net asset value of the Units repurchased by the Feeder Fund, less the applicable Early Repurchase Fee.  Promptly after the Repurchase Date, each tendering Member will be given a letter confirming acceptance of the tender with its promissory note held at the Feeder Fund until the Member requests to have it sent to them. The Member can request to be sent its non-interest bearing, non-transferable note, which is issued by the Feeder Fund and entitles the Member to be paid an amount equal to 100% of the unaudited net asset value of the Member’s repurchased Units, determined as of the Repurchase Date (after giving effect to all allocations to be made as of that date to the Member’s Units), less the applicable Early Repurchase Fee.  The note will entitle the Member to be paid upon the later of (i) 30 calendar days after the Repurchase Date and (ii) if the Master Fund has requested withdrawals of capital or redemptions of interests from any Underlying Funds (as defined in Item 3 below) in order to fund the repurchase, 10 business days after the Master Fund has received at least 90% of the aggregate amount withdrawn or redeemed from such Underlying Funds (the “Payment Date”).

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Members who tender for repurchase 95% or more of their Units and which Units are repurchased by the Feeder Fund will receive the specified dollar amount equal to the net asset value of their Units repurchased by the Feeder Fund, less the applicable Early Repurchase Fee.  Payment will be in the form of:  (i) cash or a non-interest bearing, non-transferrable promissory note issued by the Feeder Fund in an amount equal to 95% of the estimated unaudited net asset value of a Member’s Units being repurchased, determined as of the Repurchase Date (after giving effect to all allocations to be made as of that date to the Member’s Units), less the allocable portion of any Early Repurchase Fee (the “Initial Payment”), which will be paid on or prior to the Payment Date; and (ii) a non-interest bearing, non-transferable promissory note issued by the Feeder Fund entitling the Member to up to the remaining 5% of the estimated unaudited net asset value of the Member’s Units being repurchased, determined as of the Repurchase Date (after giving effect to all allocations to be made as of the date to the Member’s Units), less the allocable portion of any Early Repurchase Fee (as adjusted, if at all) in accordance with the next paragraph, the “Subsequent Payment”).

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Following the later of:  (i) 120 calendar days after the Repurchase Date; or (ii) any longer period the Board in its discretion deems necessary to protect the interests of the remaining Members, the amount of the Subsequent Payment may be adjusted so that the sum of the Initial Payment and the Subsequent Payment is equal to 100% of the final net asset value of the Member’s Units being repurchased, determined as of the Repurchase Date (after giving effect to all allocations to be made as of that date to the Member’s Units), less any applicable Early Repurchase Fee.  That Subsequent Payment (adjusted as needed) will then be paid to the Member.

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Payments for repurchased Units may be further delayed under circumstances where the Master Fund has determined to redeem its interests in Underlying Funds to make such payments, but has experienced unusual delays in receiving payments from the Underlying Funds.

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Cash payments on a note may be sent via wire transfer to an account at a Member’s authorized financial consultant, financial advisor, or placement agent within the time periods referenced above.  The financial consultant, financial advisor, or placement agent may require additional time to further credit the payment to a Member’s account.

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The Board in its discretion, but giving due regard to the interests of the remaining Members, may determine to make payment in satisfaction of a repurchase at earlier dates than those otherwise listed here.

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The Board in its discretion may pay repurchase proceeds, in whole or in part, in underlying securities to be obtained from the Master Fund’s investment portfolio of equivalent value to the repurchase proceeds owed.  The Feeder Fund does not expect that it will distribute underlying securities as payment for repurchased Units except in unusual circumstances, such as in the unlikely event that:  (i) making a cash payment would result in a material adverse effect on the Feeder Fund or on Members not requesting that their Units be repurchased; or (ii) the Master Fund has received distributions from Underlying Funds in the form of underlying securities that are able to be transferred to the Members.  In the event that the Feeder Fund makes a distribution of underlying securities as payment for Units, Members will bear any risks of the distributed securities and may be required to pay a brokerage commission or other costs in order to dispose of the securities.

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The amount that a tendering Member may expect to receive in repurchase proceeds will be the net asset value of the Member’s Units repurchased by the Feeder Fund determined on the Repurchase Date, less the applicable Early Repurchase Fee.  The payment amount is calculated by reference to the net asset value of the Feeder Fund’s assets (based in part on oral or written estimates of the value of the Master Fund’s investments received from Underlying Funds) as of the Repurchase Date, after giving effect to all allocations to be made as of that date to the Member’s Units.  An estimated net asset value may not reflect final net asset values as of the Repurchase Date calculated by the Underlying Funds.

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Members tendering Units for repurchase will have to decide whether to tender Units without the benefit of having current information regarding the value of the Units. In addition, there may be a substantial period of time between the Repurchase Date and the date when one can expect to receive payment of the repurchase proceeds from the Feeder Fund.  Members whose Units are repurchased will bear the risk that the Feeder Fund’s net asset value may fluctuate significantly between the date of the Offer Acceptance Deadline and the Repurchase Date.

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The Offer is being made to all Members of the Feeder Fund and is not conditioned on any minimum number of Units being tendered.  Payment for repurchased Units may require the Master Fund to liquidate portfolio holdings in Underlying Funds earlier than otherwise planned, potentially resulting in losses, and may increase the Master Fund’s portfolio turnover.  The Master Fund may maintain cash or borrow money to pay repurchase proceeds, which would (indirectly) increase the Feeder Fund’s operating expenses and could adversely impact the ability of the Master Fund to achieve its investment objective.

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If, in the Master Fund Offer, Master Fund Members tender for repurchase more than 20% of the unaudited net asset value of Master Fund Units outstanding on the Offer Acceptance Date, the Master Fund may, in the Board’s sole and absolute discretion, either:  (i) accept the additional Master Fund Units permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (ii) increase the outstanding Master Fund Units that the Master Fund is offering to repurchase by up to two percent (2%) ; (iii) extend the Master Fund Offer, if necessary, and increase the amount of Master Fund Units that the Master Fund is offering to repurchase to an amount it believes sufficient to accommodate the excess Master Fund Units tendered as well as any Master Fund Units tendered during the extended Master Fund Offer; or (iv) accept a portion of the Master Fund Units tendered prior to or on the Repurchase Date for payment on a pro rata basis based on the aggregate net asset value of tendered Master Fund Units. In any such event, the Feeder Fund would expect to make corresponding adjustments to its Offer.  The unaccepted portion of any tender of Units (whether Master Fund Units or Feeder Fund Units) made by a Master Fund member pursuant to the Master Fund Offer or by a Member pursuant to this Offer will not be automatically carried forward or given priority in connection with any future tender offer.  Any Member that wishes to have the Feeder Fund repurchase Units that were not accepted for repurchase in connection with this Offer may again tender those Units in connection with, and subject to the terms and conditions of, any future tender offer made by the Feeder Fund.

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Tendered Units may be withdrawn by the selling Member at any time before the Offer Acceptance Deadline.  After the Offer Acceptance Deadline, Members may withdraw tendered Units as permitted by the Feeder Fund in its discretion at any time prior to the Repurchase Date or as otherwise permitted by law.

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If a Member would like the Feeder Fund to repurchase all of the Member’s Units or any portion of the Member’s Units, it should complete, sign and either (i) deliver a Request to Tender Form to Ironwood Multi-Strategy Fund LLC at the following address:

P.O. BOX ADDRESS:	OVERNIGHT ADDRESS:
Ironwood Multi-Strategy Fund LLC	Ironwood Multi-Strategy Fund LLC
c/o BNY Mellon TA Alternative Investment Funds	c/o BNY Mellon TA Alternative Investment Funds
P.O. Box 9687	4400 Computer Drive
Providence, RI 02940-9973	Westborough, MA 01581

or (ii) e-mail the Request to Tender Form to Ironwoodtenders@bny.com, so that it is received before 11:59 p.m., Eastern Daylight Time, on September 25, 2026.  THE FEEDER FUND RECOMMENDS THAT TENDERING MEMBERS CALL THE BANK OF NEW YORK MELLON AT (888) 999-2678 TO CONFIRM RECEIPT OF THE COMPLETED AND EXECUTED REQUEST TO TENDER FORM.  The value of the Units is expected to change between July 31, 2026 (the last time prior to the date of this filing as of which the Feeder Fund’s net asset value was calculated) and the Repurchase Date, the date as of which the value of the Units being purchased will be determined.  Members desiring to obtain the estimated net asset value of their Units may contact the Bank of New York Mellon at (888) 999-2678, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Daylight Time). The estimated net asset value provided will be based on preliminary information and is provided to Members for convenience only and not pursuant to any obligation of the Feeder Fund.  Estimated information may differ from and does not supersede any regularly computed monthly net asset value.

Certain Members may be required to deliver their Request to Tender Form to their authorized financial consultant, financial advisor, or placement agent (instead of directly to the Bank of New York Mellon).  All Members tendering Units should carefully review their Letter of Transmittal and follow the delivery instructions therein.

Please note that the Feeder Fund may suspend or postpone the Offer in limited circumstances by a vote of a majority of the Board, including a majority of the Independent Directors.  Although the Offer is scheduled to expire on September 25, 2026, a Member that tenders all of its Units will remain a Member of the Feeder Fund through the Repurchase Date, when the net asset value of the Member’s Units is calculated. The tender of Units by a Member will not affect the record ownership of such Member for purposes of voting or entitlement to any distributions payable by the Feeder Fund unless and until such Units are actually purchased.

ITEM 2.	ISSUER INFORMATION.

(a)         The name of the issuer is “Ironwood Multi-Strategy Fund LLC.” The Feeder Fund is a Delaware limited liability company that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company.  The principal executive office of the Feeder Fund is located at One Market Plaza, Steuart Tower, Suite 2500, San Francisco, California 94105 and its telephone number is (415) 777-2400.

(b)         The title of the securities that are the subject of the Offer is “Units” of the Feeder Fund.  As of the close of business on July 31, 2026, there were approximately 2,759,523.085 Units of the Feeder Fund outstanding and the net asset value of the Feeder Fund was approximately $3,574,339,575. As of the close of business on July 31, 2026, there were approximately 5,327,036.837 units of the Master Fund outstanding and the net asset value of the Master Fund was approximately $7,032,569,157.  Subject to the conditions set out in the Offer, the Feeder Fund will purchase Units that are tendered as if the tendering Members were members of the Master Fund and subject to the terms of the Master Fund Offer as described above in Item 1.

(c)          There is no established trading market for the Units, and any transfer of Units is strictly limited by the terms of the Feeder Fund’s prospectus (as it may be amended, modified or otherwise supplemented from time to time, the “Prospectus”) and the Feeder Fund’s Third Amended and Restated Limited Liability Company Agreement (the “LLC Agreement”).

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)          The name of the filing person is “Ironwood Multi-Strategy Fund LLC.”  The Feeder Fund’s principal executive office is located at One Market Plaza, Steuart Tower, Suite 2500, San Francisco, California 94105 and its telephone number is (415) 777-2400.  The Feeder Fund’s investment objective is capital appreciation with limited variability of returns.  The Feeder Fund attempts to achieve this objective by investing substantially all of its assets, net of reserves maintained for reasonably anticipated expenses, in the Master Fund, which is a Delaware limited liability company registered under the 1940 Act as a closed-end, non-diversified management investment company.

The Master Fund attempts to achieve its investment objective by allocating capital among a number of pooled entities (each, an “Underlying Fund,” and collectively, the “Underlying Funds”), each managed by an independent investment adviser pursuant to relative value investment strategies or other techniques and subject to various risks.

Ironwood, an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended, serves as investment adviser to the Feeder Fund and the Master Fund.  The principal executive office of Ironwood is located at One Market Plaza, Steuart Tower, Suite 2500, San Francisco, California 94105 and its telephone number is (415) 777-2400.

The directors of the Feeder Fund’s Board (each, a “Director”) are Richard Meadows, M. Kelley Price, David Sung and Jonathan Gans.  The officers of the Feeder Fund (each, an “Officer”) are Jonathan Gans (Chief Executive Officer and President), Martha Boero (Treasurer), Alison Sanger (Secretary) and Michael Mazur (Chief Compliance Officer).  Their address is c/o Ironwood Multi-Strategy Fund LLC, One Market Plaza, Steuart Tower, Suite 2500, San Francisco, California 94105.

ITEM 4.	TERMS OF THE TENDER OFFER.

(a)         (1)(i) Subject to the conditions set out in the Offer, the Feeder Fund will purchase Units that are tendered as if the tendering Members were members of the Master Fund and subject to the terms of the Master Fund Offer.  The Feeder Fund will repurchase Units that are tendered by Members by 11:59 p.m., Eastern Daylight Time, on September 25, 2026 at the net asset value per Unit calculated as of the Repurchase Date (as defined in Item 1 above).  The value of the Units will change between the Offer Acceptance Deadline (the date that the 20% threshold is determined) and the Repurchase Date (the date as of which the value of the Units will be determined for purposes of calculating the repurchase price), which could result in more or less than 20% of the outstanding Units being purchased on the Repurchase Date.  Proceeds of the Units tendered for repurchase pursuant to this Offer will be payable as set out in Section 6.  Units that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue additional Units from time to time in accordance with the Prospectus.

(ii)          The value of the Units tendered to the Feeder Fund for repurchase will be the net asset value as of the close of business on December 31, 2026, less the applicable Early Repurchase Fee due to the Feeder Fund in connection with any repurchase.

Members who tender for repurchase less than 95% of their Units and which Units are repurchased by the Feeder Fund will receive the specified dollar amount equal to the net asset value of such Units repurchased by the Feeder Fund, less the applicable Early Repurchase Fee.  Promptly after the Repurchase Date, each tendering Member will be given a letter confirming acceptance of the tender with its promissory note held at the Feeder Fund until the Member requests to have it sent to them. The Member can request to be sent its non-interest bearing, non-transferable note, which is issued by the Feeder Fund and entitles the Member to be paid an amount equal to 100% of the unaudited net asset value of the Member’s repurchased Units, determined as of the Repurchase Date (after giving effect to all allocations to be made as of that date to the Member’s Units), less the applicable Early Repurchase Fee.  The note will entitle the Member to be paid on the Payment Date (a day within 30 calendar days after the Repurchase Date).

Members who tender for repurchase 95% or more of their Units and which Units are repurchased by the Feeder Fund will receive the specified dollar amount equal to the net asset value of their Units repurchased by the Feeder Fund, less the applicable Early Repurchase Fee.  Payment will be in the form of:  (i) cash or a non-interest bearing, non-transferrable promissory note issued by the Feeder Fund in an amount equal to the Initial Payment, which will be paid on or prior to the Payment Date; and (ii) a non-interest bearing, non-transferable promissory note issued by the Feeder Fund entitling the Member to up to the Subsequent Payment (as adjusted (if at all) in accordance with the next paragraph).

Following the later of:  (i) 120 calendar days after the Repurchase Date; or (ii) any longer period the Board in its discretion deems necessary to protect the interests of the remaining Members, the amount of the Subsequent Payment may be adjusted so that the sum of the Initial Payment and the Subsequent Payment is equal to 100% of the final net asset value of the Member’s Units being repurchased, determined as of the Repurchase Date (after giving effect to all allocations to be made as of that date to the Member’s Units), less any applicable Early Repurchase Fee.  That Subsequent Payment (adjusted as needed) will then be paid to the Member.  The Board in its discretion, but giving due regard to the interests of the remaining Members, may determine to make payment in satisfaction of a repurchase at earlier dates than those otherwise listed here.

Cash payments on a note may be sent via wire transfer to an account at a Member’s authorized financial consultant, financial advisor, or placement agent within the time periods referenced above.  The financial consultant, financial advisor, or placement agent may require additional time to further credit the payment to a Member’s account.

The Board in its discretion may pay repurchase proceeds, in whole or in part, in underlying securities to be obtained from the Master Fund’s investment portfolio of equivalent value to the repurchase proceeds owed. The Feeder Fund does not expect that it will distribute underlying securities as payment for repurchased Units except in unusual circumstances, such as in the unlikely event that:  (i) making a cash payment would result in a material adverse effect on the Feeder Fund or on Members not requesting that their Units be repurchased; or (ii) the Master Fund has received distributions from Underlying Funds in the form of underlying securities that are able to be transferred to the Members.  In the event that the Feeder Fund makes a distribution of underlying securities as payment for Units, Members will bear any risks of the distributed securities and may be required to pay a brokerage commission or other costs in order to dispose of the securities.

(iii)        The Offer is scheduled to expire at 11:59 p.m., Eastern Daylight Time, on September 25, 2026.

(iv)         Not applicable.

(v)          The Feeder Fund does not expect to extend the Offer.

(vi)        Tendered Units may be withdrawn by the selling Member at any time before the applicable Offer Acceptance Deadline.  After the Offer Acceptance Deadline, Members may withdraw tendered Units as permitted by the Feeder Fund in its discretion at any time prior to the Repurchase Date or as otherwise permitted by law.

(vii)        Members wishing to tender Units pursuant to the Offer should respond to the Feeder Fund with an Offer Acceptance by delivering a completed and executed Request to Tender Form to the Bank of New York Mellon.  The completed and executed Request to Tender Form must be received by the Bank of New York Mellon no later than 11:59 p.m., Eastern Daylight Time, on September 25, 2026. The Feeder Fund recommends that all documents be submitted by certified mail, return receipt requested, or by e-mail.  The Feeder Fund recommends that tendering members call the Bank of New York Mellon at (888) 999-2678 to confirm receipt of the completed and executed Request to Tender Form. If a Letter of Transmittal instructs a Member to deliver the Request to Tender Form to an authorized financial consultant, financial advisor, or placement agent (instead of directly to Bank of New York Mellon), the Member should allow sufficient time for the authorized financial consultant, financial advisor, or placement agent to deliver it to Bank of New York Mellon by the Offer Acceptance Deadline.

(viii)        For purposes of the Offer, the Feeder Fund will be deemed to have accepted (and thereby purchased) Units that are tendered if and when it gives written notice to the tendering Members of its election to repurchase such Units.

In addition, a Member may tender all of its Units or a portion of its Units; however, a Member who tenders some, but not all, of its Units for repurchase as of the Repurchase Date will be required to maintain a minimum aggregate net asset value of Units generally equal to $25,000.  The Feeder Fund reserves the right to reduce the amount to be repurchased from a Member as of the Repurchase Date so that the required minimum aggregate net asset value of Units is maintained.

(ix)          If, in the Master Fund Offer, Master Fund members tender for repurchase more than  20% of the unaudited net asset value of Master Fund Units outstanding on the Offer Acceptance Date, the Master Fund may, in the Board’s sole and absolute discretion, either:  (i) accept the additional Master Fund Units permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Exchange Act; (ii) increase the outstanding Master Fund Units that the Master Fund is offering to repurchase by up to two percent (2%) ; (iii) extend the Master Fund Offer, if necessary, and increase the amount of Master Fund Units that the Master Fund is offering to repurchase to an amount it believes sufficient to accommodate the excess Master Fund Units tendered as well as any Units tendered during the extended Offer; or (iv) accept a portion of the Master Fund Units tendered prior to or on the Repurchase Date for payment on a pro rata basis based on the aggregate net asset value of tendered Master Fund Units. In any such event, the Feeder Fund would expect to make corresponding adjustments to its Offer.

The unaccepted portion of any tender of Units (whether Master Fund Units or Feeder Fund Units) made by a Master Fund member pursuant to the Master Fund Offer or by a Member pursuant to this Offer will not be automatically carried forward or given priority in connection with any future tender offer.  Any Member that wishes to have the Feeder Fund repurchase Units that were not accepted for repurchase in connection with this Offer may again tender those Units in connection with, and subject to the terms and conditions of, any future tender offer made by the Feeder Fund.

The Offer may be extended, amended or canceled in various other circumstances as described above.

(x)       The repurchase of Units pursuant to the Offer will have the effect of increasing the proportionate interest in the Feeder Fund of Members that do not tender Units.  Members that retain their Units may be subject to increased risks that may possibly result from the reduction in the Master Fund’s aggregate indirect exposure to the Underlying Funds resulting from payment for the Units tendered.  These risks include the potential for greater volatility due to decreased diversification of the Master Fund’s investments in the Underlying Funds.  The Feeder Fund believes, however, that this result is unlikely given the nature of the Master Fund’s investment program.

(xi)         Not applicable.

(xii)        The following discussion is a general summary of certain U.S. federal income tax considerations applicable to the repurchase of Units by the Feeder Fund for cash pursuant to the Offer.  This summary does not purport to be a complete description of the income tax considerations applicable to such purchase.  This summary assumes that Members hold Units as capital assets (generally, property held for investment).  The discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations and administrative and judicial interpretations, each as of the date of this Offer and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. In addition, this summary does not discuss pending proposals to increase federal income tax rates on both ordinary income and long-term capital gains. No assurance can be given that the Internal Revenue Service, or “IRS,” would not assert, or that a court would not sustain, a position contrary to those described herein. The Feeder Fund has neither sought nor will seek any ruling from the IRS regarding this Offer. This summary does not discuss any aspects of foreign, state or local tax.  Each Member should consult its own tax advisor regarding the tax consequences to such Member of participating (or not participating) in the Offer. Lastly, this summary does not address the tax consequences of the payment of repurchase proceeds in the form of underlying securities.

The sale of Units pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes, either as a “sale or exchange” or, under certain circumstances, as a “dividend.”  In general, under Section 302 of the Code, a redemption of Units pursuant to the Offer should be treated as a sale or exchange of Units by a Member if the redemption:  (i) is “substantially disproportionate” with respect to the Member; (ii) results in a “complete redemption” of the Member’s interest; or (iii) is “not essentially equivalent to a dividend” with respect to the Member.  In determining whether any of these tests has been met, a Member’s Units are generally deemed to include Units considered to be owned by the Member by reason of certain constructive ownership rules set forth in Section 318 of the Code.  A “substantially disproportionate” redemption generally requires a reduction of more than 20% in the Member’s proportionate interest in the Feeder Fund after all repurchases of Units from all Members pursuant to the Offer are taken into account.  A “complete redemption” of a Member’s interest generally requires that all Units of the Feeder Fund owned by the Member be disposed of.  A redemption “not essentially equivalent to a dividend” requires that there be a “meaningful reduction” in the Member’s proportionate interest in the Feeder Fund, which should be the case if the Member has a minimal interest in the Feeder Fund, exercises no control over Feeder Fund affairs and experiences a reduction in its proportionate interest in the Feeder Fund.

If the sale of the Member’s Units meets any of the tests for “sale or exchange” treatment, the Member will recognize gain or loss equal to the difference between the amount of cash received pursuant to the Offer (taking into account the Early Repurchase Fee, if applicable) and the tax basis of the Units sold.  Such gain or loss will be a capital gain or loss.  In general, capital gain or loss with respect to Units sold will be long-term capital gain or loss if the holding period for Units is more than one year.  The maximum long-term capital gains rate currently applicable to such a sale of Units by an individual is 20% plus a 3.8% Medicare contribution tax for individuals whose adjusted gross income exceeds certain thresholds.  Any loss upon the sale or exchange of Units held for six months or less will be treated as long-term capital loss to the extent of any capital gain dividends received (including undistributed capital gains deemed received) by the Member.  The deductibility of capital losses is subject to statutory limitations. Additionally, any loss realized on a disposition of Units may be disallowed under “wash sale” rules to the extent the repurchased Units are replaced with other Units within a period of 61 days beginning 30 days before and ending 30 days after the Units are repurchased by the Feeder Fund.  If disallowed, the loss will be reflected in an upward adjustment to the basis of the Units acquired.

Upon disposition of Units, the Feeder Fund will report the gross proceeds and, for Units acquired on or after January 1, 2012, cost basis to the Member and the IRS.  For each disposition, the cost basis will be calculated using the Feeder Fund’s default method of first-in, first-out, unless the Member has instructed the Feeder Fund in writing to use a different calculation method permitted by the IRS, including average cost or specific Unit lot identification.  The cost basis method elected by the Member (or the cost basis method applied by default) for each disposition of Units may not be changed after the settlement date of each such disposition of Units.  If the Member holds its Units through a financial advisor, financial consultant, or placement agent, please contact that financial advisor, financial consultant, or placement agent with respect to reporting of cost basis and available elections for the Member’s account.  The Member should consult with a tax advisor to determine the best IRS-accepted cost basis method for the Member’s situation and to obtain more information about how the cost basis reporting law applies to the Member.

If none of the Section 302 tests described above is met, a Member that participates in the Offer may be treated as having received a distribution on its Units that is, in whole or in part, a dividend, return of capital or capital gain, depending on:  (i) whether there are sufficient undistributed current and accumulated earnings and profits to support a dividend; and (ii) the Member’s tax basis in the Units.  The tax basis remaining in the Units tendered to the Feeder Fund after any return of capital will be transferred to any remaining Units held by the Member in the Feeder Fund.

The gross proceeds paid to a Member or other payee pursuant to the Offer will be subject to backup withholding tax unless either:

1.
the Member has provided the Member’s taxpayer identification number or social security number on IRS Form W-9 or its equivalent, and certifies under penalty of perjury:  (i) that the number is correct, and (ii) either that (A) the Member is exempt from backup withholding, (B) the Member is not otherwise subject to backup withholding as a result of a failure to report all interest or dividends or (C) the IRS has notified the Member that the Member is no longer subject to backup withholding; or

2.	an exception applies under applicable law and Treasury regulations.

Non-U.S. Members may be required to provide the applicable withholding agent with a completed IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable form), in order to avoid backup withholding on the gross proceeds received pursuant to the Offer.  Any amounts withheld as backup withholding tax may be credited or refunded against a Member’s U.S. federal income tax liability, if any, provided that the required information is properly furnished to the IRS.

Unless a reduced rate of withholding or a withholding exemption is available under the Code or an applicable income tax treaty, a Member that is a nonresident alien or a foreign entity may be subject to a 30% U.S. withholding tax on the gross proceeds received by such Member, if the proceeds are treated as a “dividend” under the rules described above. A non-U.S. Member will generally not be subject to U.S. withholding tax or U.S. federal income tax on the gross proceeds received pursuant to the Offer if “sale or exchange” treatment applies. Different tax consequences may result if the non-U.S. Member (i) is engaged in a U.S. trade or business and the proceeds are effectively connected with such U.S. trade or business, (ii) in the case of an individual, is present in the United States for 183 days or more during the taxable year and certain other conditions are met, or (iii) is, or holds its interest in the Feeder Fund through, a foreign entity that fails to satisfy certain certification and reporting requirements regarding its owners and accountholders. Because an applicable withholding agent may not be able to determine if a particular non-U.S. Member qualifies for sale or exchange treatment under Section 302(b) of the Code, however, such agent may withhold U.S. federal taxes equal to 30% of the gross proceeds received by such Member unless an exemption from withholding is applicable. A non-U.S. Member may be eligible to obtain a refund of all or a portion of any tax withheld if such non-U.S. Member meets one of the Section 302(b) tests described above or is otherwise able to establish that no tax or a reduced amount of tax is due and files a U.S. federal tax return seeking such refund. Non-U.S. Members should consult their tax advisors regarding application of these withholding rules.

Lastly, the Feeder Fund may be required to sell underlying securities to finance the Offer, which could accelerate the timing of the Feeder Fund’s recognition of taxable income and cause the Fund to make taxable distributions to Members earlier than the Feeder Fund otherwise would have.  In addition, if the Feeder Fund does not declare any such dividends to Members of record prior to the repurchase of Units pursuant to the Offer, the non-tendering Members may receive a disproportionately large taxable distribution during or with respect to such year in which the repurchase pursuant to the Offer occurs reflecting the gains recognized on the disposition of such underlying securities to finance the Offer.

(a)(2)      Not applicable.

(b)         Any Units to be purchased from any Officer, Director or affiliate of the Feeder Fund will be on the same terms and conditions as any other purchase of Units.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Prospectus and LLC Agreement, each of which were provided to each Member in advance of subscribing for Units, provide that the Board has the sole and absolute discretion to determine whether it will cause the Feeder Fund to offer to repurchase Member’s Units pursuant to a tender offer to repurchase.  In any tender offer, the Board may determine to cause the Feeder Fund to repurchase less than the full amount of the Units that Members requested to be repurchased.  The Prospectus also states that Ironwood expects that it will recommend to the Board that the Feeder Fund makes an Offer to repurchase Units from Members as of June 30 and December 31 of each year.

The Feeder Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (i) the Feeder Fund, the Master Fund, Ironwood, the Directors or any person controlling the Feeder Fund, the Master Fund or Ironwood; and (ii) any other person, with respect to the Units.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a)          The purpose of the Offer is to provide liquidity to Members that hold Units, as contemplated by and in accordance with the procedures set out in the Prospectus and LLC Agreement.

(b)          Units that are tendered to the Feeder Fund in connection with the Offer will be retired, although the Feeder Fund may issue Units from time to time in accordance with the Prospectus and LLC Agreement.

(c)          None of the Feeder Fund, the Master Fund, Ironwood or the Board or any person controlling the Feeder Fund, the Master Fund or Ironwood has any plans or proposals that relate to or would result in:

(1)          an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Feeder Fund;

(2)          any purchase, sale or transfer of a material amount of assets of the Feeder Fund (other than as the Board determines may be necessary or appropriate to fund any portion of the repurchase price for Units acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Feeder Fund);

(3)          any material change in the present distribution policy or indebtedness or capitalization of the Feeder Fund;

(4)        any change in the present Board or in the management of the Feeder Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board, or to fill any existing vacancy on the Board or to change any material term of the employment contract of any executive officer;

(5)          any other material change in the Feeder Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act;

(6)          the acquisition by any person of additional Units (other than the Feeder Fund’s intention to accept subscriptions for Units from time to time in the discretion of the Board), or the disposition of Units (other than through periodic tender offer to repurchase as described in Item 4 above, including the Offer); or

(7)          any changes in the LLC Agreement or other governing instruments or other actions that could impede the acquisition of control of the Feeder Fund.

Because the Units are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Feeder Fund.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)          In determining the number of Units that can be repurchased, the structure of this Offer generally is intended to treat Members as if they were direct members of the Master Fund and subject to the Master Fund Offer.  The Master Fund Offer is for approximately 20% of the Master Fund Units outstanding as of the Repurchase Date.  As of July 31, 2026, the Feeder Fund held approximately 50.9% of the Master Fund Units, which means that if no other Master Fund members tender their Units in the Master Fund Offer (and assuming hypothetically that the portion of the Master Fund Units held by the Feeder Fund remains constant through to December 31, 2026), the Feeder Fund would be able to repurchase under this Offer approximately 39.4% of its Units outstanding.  Conversely, if Master Fund members, including the Feeder Fund, tender their Units to the maximum extent permitted under the Master Fund Offer, the Feeder Fund would be able to repurchase approximately 20% of its Units outstanding.  The actual percentage of Units available for repurchase under this Offer will vary but is expected generally to be within this range.  The Master Fund may maintain cash or borrow money (as described in paragraph (d) below) to pay repurchase proceeds, which would (indirectly) increase the Feeder Fund’s operating expenses and could adversely impact the ability of the Master Fund to achieve its investment objective.  Payment for repurchased Units may require the Master Fund to liquidate portfolio holdings in Underlying Funds earlier than otherwise planned, potentially resulting in losses, and may increase the Master Fund’s portfolio turnover.

(b)          There are no material conditions to the financing of the transaction.  There are currently no alternative financing plans or arrangements for the transaction.

(c)          The Feeder Fund expects to incur expenses of approximately $98,000 in connection with the Offer.  Such expenses include, without limitation, costs of printing, mailing out the Offer to Purchase to each Member and legal costs.

(d)          None of the Feeder Fund, Ironwood or the Board or any person controlling the Feeder Fund or Ironwood has determined at this time to borrow funds to repurchase Units tendered in connection with the Offer.  Depending on the dollar amount of Units tendered for cash and prevailing general economic and market conditions; the Master Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the cash repurchase amount for Units, subject to compliance with applicable law.  The Feeder Fund expects that the repayment of any amounts borrowed by the Master Fund will be financed from: (i) additional funds contributed to the Feeder Fund by existing or new Members; (ii) additional funds contributed to the Master Fund by existing or new members of the Master Fund or (iii) from a liquidation of a portion of the Master Fund’s investment in one or more Underlying Funds.

ITEM 8.	INTERESTS IN SECURITIES OF THE ISSUER.

(a)          Based on the July 31, 2026 estimated net asset value of the Feeder Fund, no units are held by the Feeder Fund, the Adviser, any Director, any Officer or any person controlling the Feeder Fund or the Adviser.

(b)          During the past 60 days no transactions by the Feeder Fund, the Adviser, any Director, any Officer or any person controlling the Feeder Fund or the Adviser have occurred.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Feeder Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS.

(a)        (1)        The Feeder Fund was organized on August 25, 2010 and began operations on January 1, 2011.  Reference is made to the following financial statements of the Feeder Fund, which the Feeder Fund has prepared and furnished to Members pursuant to Rule 30e-1 under the 1940 Act and filed with the SEC pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Audited financial statements for the fiscal year ended April 30, 2026 previously filed with the SEC on Form N-CSR on June 26, 2026.  Unaudited financial statements for the semi-annual period ended October 31, 2025 previously filed with the SEC on Form N-CSR on December 29, 2025.

 (b)         The Feeder Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934.

(1)	Not applicable.

(2)	Net asset value per Unit $1,295.27 (July 31, 2026).

(c)          The Feeder Fund’s net asset value will be reduced by the amount of the tendered Units that are accepted for purchase by the Feeder Fund.

ITEM 11.	ADDITIONAL INFORMATION.

(a)          (1)           None.

(2)	None.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(b)          None.

ITEM 12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Purchase Units and are incorporated herein by reference:

A.	Cover Letter to Offer to Purchase and Letter of Transmittal.

B.	Offer to Purchase.

C.	Request to Tender Form.

107.1	Calculation of Filing Fee Tables.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

IRONWOOD MULTI-STRATEGY FUND LLC

	By:	/s/ Jonathan Gans
Name: Jonathan Gans
Title: President, Chief Executive Officer

IRONWOOD CAPITAL MANAGEMENT
as investment adviser

	By:	/s/ Jonathan Gans
Name: Jonathan Gans
Title: President, Chief Executive Officer
August 26, 2026

EXHIBIT INDEX

EXHIBITS

A	Cover Letter to Offer to Purchase and Letter of Transmittal.

B	Offer to Purchase.

C	Request to Tender Form.

107.1	Calculation of Filing Fee Tables.